As filed with the Securities and Exchange Commission on August 12, 2002



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      Results for the month of August 2002


                                  Crucell N.V.
         (Exact name of Registrant as Specified in its Charter)
                                  Crucell N.V.
                 (Translation of Registrant's Name into English)
                                 The Netherlands
                 (Jurisdiction of Incorporation or Organization)
                Archimedesweg 4, 2333 CN Leiden, The Netherlands
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  |X|                               Form 40-F  |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes   |_|                                     No  |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                  N/A

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                                  Crucell Logo


            Crucell Signs PER.C6(TM) Licensing Agreement with GenVec

Leiden, The Netherlands, August 12, 2002 - Dutch antibody and vaccine company Crucell N.V. (Euronext, NASDAQ: CRXL) today announced that it has signed a licensing agreement with GenVec, a biopharmaceutical company developing gene-based medicines, to use the PER.C6(TM) cell line in the development of GenVec's lead cardiovascular product candidate, BioBypass(R) angiogen.

Under the terms of the agreement, GenVec will receive a non-exclusive, commercial license to use Crucell's PER.C6(TM) cell line for the development of BioBypass(R). Crucell will receive an upfront fee and annual payments, as well as royalties on any future net product sales. Financial details of the agreement were not disclosed.

BioBypass(R) is intended to induce new blood vessel formation (angiogenesis) and improve blood circulation in tissues with inadequate blood flow. It is currently in late-stage Phase II clinical trials to evaluate its potential use in the treatment of Coronary Artery Disease and Peripheral Vascular Disease.

About Crucell

Crucell discovers and develops biopharmaceuticals that use the human immune system to combat cancer, infectious diseases and other conditions. Crucell leverages its patented technologies, MAbstractTM, AdVacTM, and PER.C6TM, for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Partners include Merck & Co. for the HIV vaccine, the National Institutes of Health (NIH) for the Ebola vaccine and Centocor, a Johnson & Johnson company, for the CD46 antibody for treatment of various types of cancer. In addition, Crucell has over 20 licensees for its PER.C6TM technology. These include Novartis, GSK, Aventis and Schering AG. With headquarters in Leiden, The Netherlands, the company currently employs 200 people. Crucell is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.


For further information please contact:
--------------------------------------

Crucell N.V.                                  Hill & Knowlton Nederland B.V.
Louise Dolfing                                Arie Bos
Communications Officer                        Tel. +31-(0)20-404 4707
Tel. +31-(0)71-524 8863                       Fax. +31-(0)20-644 9736
Fax. +31-(0)71-524 8935                       abos@hillandknowlton.com
l.dolfing@crucell.com

Noonan Russo Presence, New York
Mary Claire Duch
Tel. +1-212-845-4278
Fax. +1-212-696-9180
m.duch@nrp-euro.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Crucell N.V.



                                               By: /s/ Leonard Kruimer
                                                   Chief Financial Officer


Date: August 12, 2002